EXHIBIT 99.1

IIJ Announces Nine Months Financial Results for the Fiscal Year Ending March 31, 2017

TOKYO, Feb. 08, 2017 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (NASDAQ:IIJI) (TSE:3774) today announced its consolidated financial results for the nine months of the fiscal year ending March 31, 2017 (“3Q16”, from April 1, 2016 to December 31, 2016).1

Highlights of Financial Results for 3Q16

Revenues	JPY113,602 million	(up 14.3% YoY)
Operating Income	JPY3,155 million	(down 22.5% YoY)
Net Income attributable to IIJ	JPY1,910 million	(down 25.8% YoY)

Overview of 3Q16 Financial Results and Business Outlook

“Our continuous business and service developments are reflected in our strong revenue accumulation. 3Q16 three-month revenue growth year over year was 16.0%: 2Q16 12.0%, 1Q16 15.0%, 4Q15 17.2% and 3Q15 11.0%. We continue to focus on investing in the fields of cloud, mobile, security, and next generation network usage such as IoT and BigData. Mainly due to the overall cost increase along with the recent aggressive business investments and the deterioration of systems integration gross margin from 1H162, 3Q16 nine-month operating income decreased year over year,” said Eijiro Katsu, President and COO of IIJ.

“Mobile services continued to be a leading revenue growth driver. 3Q16 nine-month revenue grew by 78.0% year over year to JPY19.1 billion and the total subscription as of 3Q16-end reached to 1.7 million, an increase of 59.4% year over year. Transactions by our 124 MVNE clients, including MVNOs, prominent retailers, and many cable TV operators, continued to expand. Other contributing factors for the strong 3Q16 revenue growth were an export project of our container type data center to the Republic of Laos3 and continuous revenue accumulation of cloud services and non-mobile network services,” said Katsu.

“We’re making continuous progresses of our business developments this fiscal year. We’ll be the first Japanese full-MVNO service provider as we aim to capture enterprises’ mobile needs such as IoT and BigData type of usages which are expected to be implemented much more widely in the near future. We established a joint venture4 with a major Japanese broadcasting company, Nippon Television Netowrk Corporation, to become a main CDN5 provider in the coming age of Internet-based broadcasting including 4K. Regarding security services, we further enhanced “IIJ DDoS Protection Services” by constructing worldwide network systems to protect our clients from global DDoS attacks. We launched “IIJ IoT Services,” packaged service offering necessary function to build IoT systems. We believe our recent actions shall make our role and value as a service platform provider of network, cloud, mobile, security and network outstanding in the middle to long term. We also expect that expansion of service revenues from these continuous business developments should generate continuous gross margin improvement which leads to operating income growth going forward,” concluded Koichi Suzuki, Founder, Chairman and CEO of IIJ.

1 Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated.

2 For details on our downward revision for FY2016 financial target, please refer to our press release titled ”IIJ Revises its First Half and Full-Year Financial Targets for FY2016” which can be found at http://www.iij.ad.jp/en/ir/news/2016/pdf/FY16revision_E.pdf

3 For details on our involvement on Laos project, please refer to our press release titled “’Lao PDR Energy Efficient Datacenter Project’ Cloud Datacenter Using Joint crediting Mechanism Starts Demonstration Operation” which can be found at http://www.iij.ad.jp/en/news/pressrelease/2016/1130.html

4 For details on the establishment of the joint venture, please refer to our press release titled “IIJ and Nippon TV to Establish a Joint Venture for Video Distribution Platforms” which can be found at http://www.iij.ad.jp/en/news/pressrelease/2016/1201.html

5 CDN (Contents Distribution Network) is an optimized network to distribute contents such as pictures and videos.

3Q16 Financial Results Summary

Operating Results Summary
	3Q15	3Q16	YoY Change
	JPY millions	JPY millions	%
Total revenues	99,382	113,602	14.3
Network services	58,216	68,481	17.6
Systems integration (SI)	35,921	39,858	11.0
Equipment sales	2,365	2,207	(6.6)
ATM operation business	2,880	3,056	6.1
Total costs	81,589	95,772	17.4
Network services	47,079	56,274	19.5
Systems integration (SI)	30,455	35,644	17.0
Equipment sales	2,125	2,024	(4.7)
ATM operation business	1,930	1,830	(5.2)
Total gross margin	17,793	17,830	0.2
Network services	11,137	12,207	9.6
Systems integration (SI)	5,467	4,214	(22.9)
Equipment sales	239	183	(23.5)
ATM operation business	950	1,226	29.0
SG&A expenses and R&D	13,720	14,675	7.0
Operating income	4,073	3,155	(22.5)
Income before income tax expense	4,178	3,433	(17.8)
Net income attributable to IIJ	2,573	1,910	(25.8)

Segment Results Summary
	3Q15	3Q16
	JPY millions	JPY millions
Total revenues	99,382	113,602
Network services and SI business	96,789	110,831
ATM operation business	2,880	3,056
Elimination	(287)	(285)
Operating income	4,073	3,155
Network service and SI business	3,356	2,178
ATM operation business	819	1,088
Elimination	(102)	(111)

We have omitted segment analysis because most of our revenues are dominated by network services and systems integration (SI) business.

3Q16 Revenues and Income

Revenues

Total revenues were JPY113,602 million, up 14.3% YoY (JPY99,382 million for 3Q15).

Network services revenue was JPY68,481 million, up 17.6% YoY (JPY58,216 million for 3Q15).

Revenues for Internet connectivity services for enterprise were JPY16,461 million, up 27.9% YoY from JPY12,871 million for 3Q15 mainly due to an increase in mobile-related services revenues along with an expansion of MVNE business clients’ business transaction.

Revenues for Internet connectivity services for consumers were JPY15,903 million, up 48.5% YoY from JPY10,708 million for 3Q15, mainly due to the revenue growth of “IIJmio Mobile Services,” consumer mobile services which offer inexpensive data communication and voice services with SIM cards.

Revenues for WAN services were JPY19,848 million, up 5.4% YoY compared to JPY18,826 million for 3Q15.

Revenues for Outsourcing services were JPY16,269 million, up 2.9% YoY from JPY15,811 million for 3Q15.

Network Services Revenues Breakdown
	3Q15	3Q16	YoY % Change
	JPY millions	JPY millions
Internet connectivity services (Enterprise)	12,871	16,461	27.9
IP service*1	7,219	7,331	1.5
IIJ FiberAccess/F and IIJ DSL/F	2,309	2,279	(1.3)
IIJ Mobile service (Enterprise)	3,140	6,680	112.8
IIJ Mobile MVNO Platform Service*2	1,283	4,358	239.5
Others	203	171	(15.8)
Internet connectivity services (Consumer)	10,708	15,903	48.5
IIJ	8,767	14,290	63.0
IIJmio Mobile Service*3	7,595	12,437	63.7
hi-ho	1,941	1,613	(16.9)
WAN services	18,826	19,848	5.4
Outsourcing services	15,811	16,269	2.9
Total network services	58,216	68,481	17.6

*1. IP service revenues include revenues from the data center connectivity service.
*2. From 1Q16, the revenue from “IIJ Mobile MVNO Platform Service”, which is included in “IIJ Mobile service (Enterprise),” is disclosed. “IIJ Mobile MVNO Platform Service” provides MVNO platform to our MVNE clients.
*3. From 1Q16, the revenue from “IIJmio Mobile Service” (formerly known as ”IIJmio High Speed Mobile Service” until September 30, 2016), which is included in “Internet connectivity services (Consumer)” provided by IIJ, is disclosed.

Number of Contracts and Subscription for Connectivity Services*1
	as of Dec. 31, 2015	as of Dec. 31, 2016	YoY Change
Internet connectivity services (Enterprise)	412,615	824,546	411,931
IP service (1Gbps-)	342	413	71
IP service (100Mbps-999Mbps)	518	577	59
IP service (-99Mbps)	702	622	(80)
IIJ Data center connectivity service	272	258	(14)
IIJ FiberAccess/F and IIJ DSL/F	74,326	72,132	(2,194)
IIJ Mobile service (Enterprise)	335,193	749,484	414,291
IIJ Mobile MVNO Platform Service*2	181,859	501,374	319,515
Others	1,262	1,060	(202)
Internet connectivity services (Consumer)	1,165,667	1,377,529	211,862
IIJ	1,015,994	1,241,399	225,405
IIJmio Mobile Service*3	685,044	912,394	227,350
hi-ho	149,673	136,130	(13,543)
Total contracted bandwidth*4	2,089.9Gbps	2,636.7Gbps	546.8Gbps

*1. Numbers in the table above show number of contracts except for “IIJ Mobile service (Enterprise),” “IIJ” and “hi-ho” which show number of subscriptions.

*2. From 1Q16, the number of subscription for “IIJ Mobile MVNO Platform Service”, which is included in “IIJ Mobile service (Enterprise)”, is disclosed.

*3. From 1Q16, the number of subscription for “IIJmio Mobile Service” (formerly known as ”IIJmio High Speed Mobile Service” until September 30, 2016), which is included in “Internet connectivity services (Consumer)” provided by IIJ, is disclosed.

*4. Regarding IP service, data center connectivity service and IIJ FiberAccess/F and IIJ DSL/F of Internet connectivity services (Enterprise), total contracted bandwidths are calculated by multiplying number of contracts by contracted bandwidths respectively.

SI revenues were JPY39,858 million, up 11.0% YoY (JPY35,921 million for 3Q15).

Systems construction revenue, a one-time revenue, was JPY13,973 million, up 21.0% YoY, mainly due to the revenue recognition of an export project of our container type data center in 3Q16. Systems operation and maintenance revenue, a recurring revenue, was JPY25,885 million, up 6.2% YoY, mainly due to an increase in private cloud services’ revenues although certain relatively large systems operation and maintenance projects were cancelled in 1H16.

Orders received for SI and equipment sales totaled JPY51,730 million, up 19.6% YoY; orders received for systems construction and equipment sales were JPY21,031 million, up 4.3% YoY and orders received for systems operation and maintenance were JPY30,699 million, up 33.0% YoY.

Order backlog for SI and equipment sales as of December 31, 2016 amounted to JPY43,309 million, up 27.3% YoY; order backlog for systems construction and equipment sales was JPY10,928 million, down 0.5% YoY and order backlog for systems operation and maintenance was JPY32,381 million, up 40.6% YoY.

Equipment sales revenues were JPY2,207 million, down 6.6% YoY (JPY2,365 million for 3Q15).

ATM operation business revenues were JPY3,056 million, up 6.1% YoY (JPY2,880 million for 3Q15). As of December 31, 2016, 1,066 ATMs have been placed.

Cost and expense

Total cost of revenues was JPY95,772 million, up 17.4% YoY (JPY81,589 million for 3Q15).

Cost of network services revenue was JPY56,274 million, up 19.5% YoY (JPY47,079 million for 3Q15). There were an increase in outsourcing-related costs with our mobile infrastructure enhancement along with our mobile-related revenue increase, an increase in circuit-related costs along with our WAN services revenue increase, and an increase in network operation-related costs with our network enhancement and the launch of “IIJ Omnibus Service.” Gross margin was JPY12,207 million, up 9.6% YoY and gross margin ratio was 17.8% compared to 19.1% in 3Q15.

Cost of SI revenues was JPY35,644 million, up 17.0% YoY (JPY30,455 million for 3Q15). There were an increase in outsourcing-related and purchasing costs along with our SI revenue increase, an increase in personnel-related, and an increase in network operation-related costs mainly along with the launch of “IIJ GIO Infrastructure P2.” Gross margin was JPY4,214 million, down 22.9% YoY and gross margin ratio was 10.6% compared to 15.2% in 3Q15. It was mainly due to profit deterioration of our cloud-related services and especially 1H16 profit deterioration resulted from low productivity of systems engineers and the delay in offering some functions of our ASP-type foreign exchange system.

Cost of equipment sales revenues was JPY2,024 million, down 4.7% YoY (JPY2,125 million for 3Q15). Gross margin was JPY183 million (JPY239 million for 3Q15) and gross margin ratio was 8.3% compared to 10.1% in 3Q15.

Cost of ATM operation business revenues was JPY1,830 million, down 5.2% YoY (JPY1,930 million for 3Q15). Gross margin was JPY1,226 million (JPY950 million for 3Q15) and gross margin ratio was 40.1% compared to 33.0% in 3Q15.

SG&A and R&D expenses

SG&A and R&D expenses in total were JPY14,675 million, up 7.0% YoY (JPY13,720 million for 3Q15).

Sales and marketing expenses were JPY8,392 million, up 7.0% YoY (JPY7,842 million for 3Q15) mainly due to increases in sales commission expenses and advertising expenses.

General and administrative expenses were JPY5,928 million, up 7.2% YoY (JPY5,532 million for 3Q15) mainly due to increases in office rent expenses, commission expenses and taxes and public dues.

Research and development expenses were JPY355 million, up 2.5% YoY (JPY346 million for 3Q15).

Operating income

Operating income was JPY3,155 million, down 22.5% YoY (JPY4,073 million for 3Q15).

Other income (expenses)

Other income (expenses) was an income of JPY278 million (an income of JPY105 million for 3Q15), mainly because of net gain on sales of other investments of JPY214 million (JPY24 million for 3Q15), distribution from fund investment of JPY208 million (included in other-net, JPY144 million for 3Q15), dividend income of JPY106 million from other investments (JPY88 million for 3Q15), interest expense of JPY218 million (JPY171 million for 3Q15) and foreign exchange losses of JPY23 million (JPY11 million for 3Q15).

Income before income tax expenses

Income before income tax expenses was JPY3,433 million, down 17.8% YoY (JPY4,178 million for 3Q15).

Net income

Income tax expense was JPY1,466 million (JPY1,697 million for 3Q15).

Equity in net income of equity method investees was JPY69 million (JPY207 million for 3Q15) mainly due to net income of Internet Multifeed Co.

As a result of the above, net income was JPY2,036 million, down 24.2% YoY (JPY2,688 million for 3Q15).

Net income attributable to IIJ

Net income attributable to non-controlling interests was JPY126 million mainly related to net income of Trust Networks Inc. (JPY115 million for 3Q15).

Net income attributable to IIJ was JPY1,910 million, down 25.8% YoY (JPY2,573 million for 3Q15).

3Q16 Balance Sheets and Cash Flows

Balance sheets

As of December 31, 2016, the balance of total assets was JPY130,915 million, increased by JPY13,081 million from the balance as of March 31, 2016 of JPY117,835 million.

As of December 31, 2016, the balance of current assets was JPY60,683 million, increased by JPY7,277 million from the balance as of March 31, 2016 of JPY53,406 million. The major breakdown of current assets was an increase in prepaid expenses by JPY2,410 million to JPY7,180 million, an increase in cash and cash equivalents by JPY1,697 million to JPY21,266 million and an increase in inventories by JPY1,572 million to JPY3,576 million. As of December 31, 2016, the balance of noncurrent assets was JPY70,233 million, increased by JPY5,804 million from the balance as of March 31, 2016 of JPY64,429 million. The major breakdown of noncurrent assets was an increase in property and equipment by JPY2,757 million to JPY37,081 million, an increase in other investments by JPY1,362 million to JPY7,310 million mainly due to change an increase in the fair value of available-for-sale securities, and increase in prepaid expenses-noncurrent by JPY1,291 million to JPY6,278 million. Other investments as of December 31, 2016, mainly consisted of JPY5,258 million in available-for-sale securities (including JPY4,920 million of strategic shareholdings), JPY1,124 million in nonmarketable equity securities and JPY929 million in investments in funds, including some through a trust. As of December 31, 2016, the major breakdown of non-amortized intangible assets was JPY6,170 million in goodwill and JPY96 million in trademark. The balance of amortized intangible assets, which was customer relationships, was JPY3,132 million.

As of December 31, 2016, the balance of current liabilities was JPY36,219 million, increased by JPY153 million from the balance as of March 31, 2016 of JPY36,066 million mainly due to an increase in capital lease obligations-current portion by JPY524 million to JPY4,479 million. As of December 31, 2016, the balance of noncurrent liabilities was JPY28,931 million, increased by JPY12,506 million from the balance as of March 31, 2016 of JPY16,425 million. The major breakdown of noncurrent liabilities was an increase in long-term borrowings by JPY8,500 million to JPY8,500 million and an increase in capital lease obligations-noncurrent by JPY1,752 million to JPY9,532 million.

As of December 31, 2016, the balance of total IIJ shareholders’ equity was JPY65,167 million, increased by JPY322 million from the balance as of March 31, 2016 of JPY64,845 million. There was an increase in treasury stock by JPY982 million to JPY1,374 million due to the repurchase of own shares, authorized at the meeting of IIJ’s Board of Directors held on November 4, 2016. IIJ shareholders’ equity ratio (total IIJ shareholders’ equity divided by total assets) as of December 31, 2016 was 49.8%.

Cash flows

Cash and cash equivalents as of December 31, 2016 were JPY21,266 million (JPY18,234 million as of December 31, 2015).

Net cash provided by operating activities for 3Q16 was JPY4,408 million (net cash provided by operating activities of JPY7,811 million for 3Q15.) There were net income of JPY2,036 million, depreciation and amortization of JPY8,006 million and net cash out flow of JPY5,979 million from changes in operating assets and liabilities. As for changes in operating assets and liabilities, there were an increase in prepaid expenses (including prepaid expenses-noncurrent) in relation to up front payment for software licenses and maintenance cost for service facilities, an increase in inventories due to the increase in systems construction projects, an increase in prepaid expenses for seasonal bonus payments to our employees and an increase mainly in accounts receivable in relation to an export project of our container type data center in 3Q16.

Net cash used in investing activities for 3Q16 was JPY5,389 million (net cash used in investing activities of JPY6,634 million for 3Q15), mainly due to payments for purchase of property and equipment of JPY7,940 million (JPY8,454 million for 3Q15) and proceeds from sales of property and equipment, which include sales and leaseback, of JPY2,219 million (JPY1,093 million for 3Q15).

Net cash provided by financing activities for 3Q16 was JPY2,831 million (net cash used in financing activities of JPY4,047 million for 3Q15), mainly due to proceeds from long-term borrowings of JPY8,500 million, principal payments under capital leases of JPY3,535 million (JPY3,040 million for 3Q15), FY2015 year-end and FY2016 interim dividend payments of JPY1,126 million (JPY1,011 million for 3Q15) and payments for purchase of treasury stock of JPY982 million.

FY2016 Financial Targets

On November 4, 2016, we revised our financial targets for FY2016 which was announced on May 13, 2016. Due to seasonal factors, our fourth quarter revenue and income volume tend to be the largest. Therefore, our financial target announced on November 4, 2016 remain unchanged.

We conducted the repurchase of our own shares which was authorized at the meeting of our Board of Directors held on November 4, 2016. Final results of share repurchase is as follows; period of repurchase: from November 7, 2016 to January 31, 2017, total number of shares repurchased: 892,200 shares, aggregate repurchased amount: JPY1,499,933 thousand.

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	3Q15	3Q16
	JPY millions	JPY millions
Adjusted EBITDA	11,367	11,161
Depreciation and Amortization	(7,294)	(8,006)
Operating Income	4,073	3,155
Other Income	105	278
Income Tax Expense	1,697	1,466
Equity in Net Income of Equity Method Investees	207	69
Net income	2,688	2,036
Less: Net income attributable to noncontrolling interests	(115)	(126)
Net Income attributable to IIJ	2,573	1,910

CAPEX
	3Q15	3Q16
	JPY millions	JPY millions
CAPEX, including capital leases	12,211	12,258
Acquisition of Assets by Entering into Capital Leases	3,757	5,843
Purchase of Property and Equipment	8,454	6,415

Presentation

Presentation materials will be posted on our web site (http://www.iij.ad.jp/en/ir/) on February 8, 2017.

About Internet Initiative Japan Inc.

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality Internet connectivity services, systems integration, cloud computing services, security services and mobile services. Moreover, IIJ has built one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom and Asia. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

For inquiries, contact:

IIJ Investor Relations
Tel: +81-3-5205-6500 E-mail: ir@iij.ad.jp URL: http://www.iij.ad.jp/en/ir

Statements made in this press release regarding IIJ’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ’s and managements’ current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2016 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ’s actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ’s ability to maintain and increase revenues from higher-margin services such as systems integration and outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ’s ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ’s largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ’s filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Internet Initiative Japan Inc.
Consolidated Balance Sheets (Unaudited)
(As of March 31, 2016 and December 31, 2016)

	As of March 31, 2016	As of December 31, 2016
	Thousands of JPY	Thousands of JPY
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	19,569,095	21,266,218
Accounts receivable, net of allowance for doubtful accounts of JPY 74,229 thousand and JPY 82,175 thousand at March 31, 2016 and December 31, 2016, respectively	23,746,683	23,701,119
Inventories	2,003,573	3,575,776
Prepaid expenses—current	4,769,988	7,180,146
Deferred tax assets—current	1,481,651	957,448
Other current assets, net of allowance for doubtful accounts of JPY 15,693 thousand and JPY 15,193 thousand at March 31, 2016 and December 31, 2016, respectively	1,834,951	4,001,890
Total current assets	53,405,941	60,682,597
INVESTMENTS IN EQUITY METHOD INVESTEES	2,979,652	3,061,198
OTHER INVESTMENTS	5,948,741	7,310,426
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY 45,345,543 thousand and JPY 49,000,397 thousand at March 31, 2016 and December 31, 2016, respectively	34,324,150	37,081,355
GOODWILL	6,169,609	6,169,609
OTHER INTANGIBLE ASSETS—Net	3,549,459	3,263,886
GUARANTEE DEPOSITS	3,084,681	3,029,012
DEFERRED TAX ASSETS—Noncurrent	224,316	171,150
NET INVESTMENT IN SALES-TYPE LEASES—Noncurrent	2,444,848	2,044,458
Prepaid expenses—Noncurrent	4,987,193	6,277,978
OTHER ASSETS, net of allowance for doubtful accounts of JPY 61,593 thousand and JPY 61,610 thousand at March 31, 2016 and December 31, 2016, respectively	716,314	1,823,824
TOTAL	117,834,904	130,915,493

	As of March 31, 2016	As of December 31, 2016
	Thousands of JPY	Thousands of JPY
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	9,250,000	9,250,000
Capital lease obligations—current portion	3,954,386	4,478,624
Accounts payable—trade	13,906,703	14,045,710
Accounts payable—other	1,497,767	899,852
Income taxes payable	1,078,412	310,920
Accrued expenses	2,932,653	2,932,400
Deferred income—current	2,528,885	2,629,239
Other current liabilities	917,300	1,671,891
Total current liabilities	36,066,106	36,218,636
LONG-TERM BORROWINGS	-	8,500,000
CAPITAL LEASE OBLIGATIONS—Noncurrent	7,779,367	9,531,762
ACCRUED RETIREMENT AND PENSION COSTS—Noncurrent	3,581,426	3,751,911
DEFERRED TAX LIABILITIES—Noncurrent	710,055	863,323
DEFERRED INCOME—Noncurrent	3,092,562	3,362,629
OTHER NONCURRENT LIABILITIES	1,261,413	2,921,230
Total Liabilities	52,490,929	65,149,491
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock—authorized, 75,520,000 shares; issued and outstanding, 46,711,400 shares at March 31, 2016 and December 31, 2016, respectively	25,509,499	25,509,499
Additional paid-in capital	36,059,833	36,102,931
Retained earnings	2,471,276	3,255,696
Accumulated other comprehensive income	1,196,669	1,673,124
Treasury stock —758,709 shares and 1,360,809 shares held by the company at March 31, 2016 and December 31, 2016, respectively	(392,070)	(1,374,177)
Total Internet Initiative Japan Inc. shareholders' equity	64,845,207	65,167,073
NONCONTROLLING INTERESTS	498,768	598,929
Total equity	65,343,975	65,766,002
TOTAL	117,834,904	130,915,493

Internet Initiative Japan Inc.
Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)
(For the nine months ended December 31, 2015 and December 31, 2016)

	Nine Months Ended	Nine Months Ended
	December 31, 2015	December 31, 2016
	Thousands of JPY	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (enterprise)	12,870,620	16,461,205
Internet connectivity services (consumer)	10,707,905	15,902,952
WAN services	18,826,362	19,847,736
Outsourcing services	15,810,470	16,268,643
Total	58,215,357	68,480,536
Systems integration:
Systems construction	11,547,216	13,972,807
Systems operation and maintenance	24,374,157	25,885,221
Total	35,921,373	39,858,028
Equipment sales	2,364,695	2,207,649
ATM operation business	2,880,146	3,055,739
Total revenues	99,381,571	113,601,952
COSTS AND EXPENSES:
Cost of network services	47,078,490	56,273,528
Cost of systems integration	30,454,411	35,644,158
Cost of equipment sales	2,125,085	2,024,262
Cost of ATM operation business	1,930,186	1,830,095
Total costs	81,588,172	95,772,043
Sales and marketing	7,842,190	8,392,014
General and administrative	5,532,088	5,928,165
Research and development	345,878	354,411
Total costs and expenses	95,308,328	110,446,633
OPERATING INCOME	4,073,243	3,155,319
OTHER INCOME (EXPENSES):
Dividend income	88,248	106,336
Interest income	15,371	26,781
Interest expense	(170,762)	(218,204)
Foreign exchange gain (loss), net	(11,273)	(23,072)
Net gain on sales of other investments	23,765	213,938
Impairment of other investments	-	(30,554)
Other —net	159,048	202,486
Other income —net	104,397	277,711
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	4,177,640	3,433,030
INCOME TAX EXPENSE	1,696,936	1,465,852
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	206,823	69,244
NET INCOME	2,687,527	2,036,422
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(114,704)	(126,161)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	2,572,823	1,910,261

	Nine Months Ended	Nine Months Ended
	December 31, 2015	December 31, 2016
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,949,250	45,846,887
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	46,039,920	45,962,442
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	91,898,500	91,693,774
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	92,079,840	91,924,884
BASIC NET INCOME PER SHARE (JPY)	55.99	41.67
DILUTED NET INCOME PER SHARE (JPY)	55.88	41.56
BASIC NET INCOME PER ADS EQUIVALENT (JPY)	28.00	20.83
DILUTED NET INCOME PER ADS EQUIVALENT (JPY)	27.94	20.78

Quarterly Consolidated Statements of Comprehensive Income (Unaudited)
	Nine Months Ended	Nine Months Ended
	December 31, 2015	December 31, 2016
	Thousands of JPY	Thousands of JPY
NET INCOME	2,687,527	2,036,422
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Foreign currency translation adjustments	(74,544)	(455,158)
Unrealized holding gain (loss) on securities	(85,123)	920,735
Defined benefit pension plans	(1,246)	10,878
TOTAL COMPREHENSIVE INCOME	2,526,614	2,512,877
LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(118,662)	(126,161)
COMPREHENSIVE INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	2,407,952	2,386,716

Internet Initiative Japan Inc.
Consolidated Statements of Cash Flows (Unaudited)
(For the nine months ended December 31, 2015 and December 31, 2016)

	Nine Months Ended	Nine Months Ended
	December 31, 2015	December 31, 2016
	Thousands of JPY	Thousands of JPY
OPERATING ACTIVITIES:
Net income	2,687,527	2,036,422
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,293,768	8,006,049
Provision for retirement and pension costs, less payments	141,614	188,923
Provision for allowance for doubtful accounts	26,692	19,989
Gain on sales of property and equipment	(37,972)	(15,410)
Loss on disposal of property and equipment	37,345	54,481
Net gain on sales of other investments	(23,765)	(213,938)
Impairment of other investments	-	30,554
Foreign exchange gain, net	(24,118)	(277)
Equity in net income of equity method investees, less dividends received	(158,313)	(18,162)
Deferred income tax expense	308,241	349,735
Others	(12,709)	(51,716)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	1,985,303	(64,287)
Decrease (increase) in net investment in sales-type lease — noncurrent	(17,099)	400,390
Increase in inventories	(1,505,965)	(1,586,556)
Increase in prepaid expenses	(1,690,890)	(2,454,437)
Increase in other current and noncurrent assets	(1,297,325)	(4,534,405)
Increase (decrease) in accounts payable	(165,442)	160,327
Increase (decrease) in income taxes payable	10,500	(767,172)
Increase in accrued expenses	228,883	18,639
Increase in deferred income—current	405,211	140,038
Increase (decrease) in deferred income—noncurrent	(175,389)	302,157
Increase (decrease) in other current and noncurrent liabilities	(204,940)	2,406,335
Net cash provided by operating activities	7,811,157	4,407,679
INVESTING ACTIVITIES:
Purchase of property and equipment	(8,454,171)	(7,940,090)
Proceeds from sales of property and equipment	1,093,078	2,219,179
Purchase of available-for-sale securities	(59,490)	-
Purchase of other investments	(273,686)	(316,171)
Investment in an equity method investee	(39,974)	(99,000)
Proceeds from sales of available-for-sale securities	141,235	-
Proceeds from sales of other investments	804,236	534,249
Payments of guarantee deposits	(21,132)	(17,102)
Refund of guarantee deposits	9,040	87,704
Payments for refundable insurance policies	(42,272)	(42,385)
Refund from insurance policies	10,108	-
Proceeds from subsidies	200,000	200,000
Other	(678)	(15,000)
Net cash used in investing activities	(6,633,706)	(5,388,616)
	Nine Months Ended	Nine Months Ended
	December 31, 2015	December 31, 2016
	Thousands of JPY	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months and long-term borrowings	1,550,000	8,550,000
Repayments of short-term borrowings with initial maturities over three months	(1,550,000)	(50,000)
Principal payments under capital leases	(3,039,877)	(3,534,887)
Proceeds from issuance of subsidiary stock to noncontrolling interests	3,692	-
Payments for purchase of treasury stock	-	(982,107)
Dividends paid	(1,010,844)	(1,125,841)
Other	10	(26,000)
Net cash provided by (used in) financing activities	(4,047,019)	2,831,165

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	9,673	(153,105)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,859,895)	1,697,123
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	21,093,633	19,569,095
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	18,233,738	21,266,218

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	170,903	217,414
Income taxes paid	1,392,230	1,961,521

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	3,757,319	5,842,869
Facilities purchase liabilities	905,351	899,852
Asset retirement obligation	7,349	-

Going Concern Assumption (Unaudited)
Nothing to be reported.

Material Changes In Shareholders' Equity (Unaudited)
Nothing to be reported.

Segment Information (Unaudited)
Business Segments:
Revenues:
	Nine Months Ended	Nine Months Ended
	December 31, 2015	December 31, 2016
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	96,789,223	110,830,849
Customers	96,501,425	110,546,213
Intersegment	287,798	284,636
ATM operation business	2,880,146	3,055,739
Customers	2,880,146	3,055,739
Intersegment	-	-
Elimination	(287,798)	(284,636)
Consolidated total	99,381,571	113,601,952
Segment profit or loss:
	Nine Months Ended	Nine Months Ended
	December 31, 2015	December 31, 2016
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	3,356,483	2,177,784
ATM operation business	818,647	1,088,056
Elimination	(101,887)	(110,521)
Consolidated operating income	4,073,243	3,155,319

Geographic information is not presented due to immateriality of revenue attributable to international operations.

Subsequent Events (Unaudited)
Nothing to be reported.

Third Quarter FY2016 Consolidated Financial Results (3 months)

The following tables are highlight data of 3rd Quarter FY2016 (3 months) consolidated financial results (unaudited, for the three months ended December 31, 2016).

Operating Results Summary
	3Q15	3Q16	YoY % Change
	JPY millions	JPY millions
Total Revenues:	34,048	39,479	16.0
Network Services	20,216	23,645	17.0
Systems Integration (SI)	12,196	14,090	15.5
Equipment Sales	726	741	2.0
ATM Operation Business	910	1,003	10.3
Cost of Revenues:	27,962	33,497	19.8
Network Services	16,577	19,558	18.0
Systems Integration (SI)	10,114	12,651	25.1
Equipment Sales	645	681	5.6
ATM Operation Business	626	607	(3.1)
SG&A Expenses and R&D	4,576	4,774	4.3
Operating Income	1,510	1,208	(20.0)
Income before Income Tax Expense	1,531	1,328	(13.3)
Net Income attributable to IIJ	920	802	(12.8)

Network Service Revenue Breakdown
	3Q15	3Q16	YoY % Change
	JPY millions	JPY millions
Internet Connectivity Service (Enterprise)	4,514	5,884	30.4
IP Service*1	2,446	2,457	0.5
IIJ FiberAccess/F and IIJ DSL/F	771	762	(1.2)
IIJ Mobile Service	1,228	2,608	112.4
IIJ Mobile MVNO Platform Service*2	584	1,784	205.7
Others	69	57	(17.8)
Internet Connectivity Service (Consumer)	4,111	5,575	35.6
IIJ	3,491	5,064	45.0
IIJmio Mobile Service*3	3,031	4,402	45.2
hi-ho	620	511	(17.6)
WAN Services	6,269	6,559	4.6
Outsourcing Services	5,322	5,627	5.7
Network Services Revenues	20,216	23,645	17.0

*1 IP service revenues include revenues from the data center connectivity service.
*2 From 1Q16, the revenue from “IIJ Mobile MVNO Platform Service”, which is included in “IIJ Mobile service (Enterprise),” is disclosed. “IIJ Mobile MVNO Platform Service” provides MVNO platform to our MVNE clients.
*3 From 1Q16, the revenue from “IIJmio Mobile Service” (formerly known as ”IIJmio High Speed Mobile Service” until September 30, 2016), which is included in “Internet connectivity services (Consumer)” provided by IIJ, is disclosed.

Reconciliation of Non-GAAP Financial Measures (3rd Quarter FY2016 (3 months))

The following table summarizes the reconciliation of adjusted EBITDA to net income in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	3Q15	3Q16
	JPY millions	JPY millions
Adjusted EBITDA	4,004	3,930
Depreciation and Amortization	(2,494)	(2,722)
Operating Income	1,510	1,208
Other Income	21	120
Income Tax Expense	657	512
Equity in Net Income of Equity Method Investees	69	27
Net income	943	843
Less: Net income attributable to noncontrolling interests	(23)	(41)
Net Income attributable to IIJ	920	802

The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment in our consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP.

CAPEX
	3Q15	3Q16
	JPY millions	JPY millions
CAPEX, including capital leases	4,268	3,886
Acquisition of Assets by Entering into Capital Leases	1,135	2,051
Purchase of Property and Equipment	3,133	1,835

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income and Quarterly Consolidated Statements of Comprehensive Income (Unaudited)
(Three Months ended December 31, 2015 and December 31, 2016)

	Three Months Ended	Three Months Ended
	December 31, 2015	December 31, 2016
	Thousands of JPY	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (enterprise)	4,513,952	5,884,331
Internet connectivity services (consumer)	4,111,346	5,574,632
WAN services	6,268,555	6,559,024
Outsourcing services	5,321,941	5,626,783
Total	20,215,794	23,644,770
Systems integration:
Systems construction	3,904,016	5,389,388
Systems operation and maintenance	8,291,772	8,700,314
Total	12,195,788	14,089,702
Equipment sales	726,672	740,991
ATM operation business	909,583	1,003,219
Total revenues	34,047,837	39,478,682
COST AND EXPENSES:
Cost of network services	16,577,185	19,558,238
Cost of systems integration	10,113,828	12,651,235
Cost of equipment sales	644,961	681,145
Cost of ATM operation business	626,050	606,601
Total costs	27,962,024	33,497,219
Sales and marketing	2,676,708	2,756,066
General and administrative	1,785,263	1,907,809
Research and development	113,684	109,971
Total costs and expenses	32,537,679	38,271,065
OPERATING INCOME	1,510,158	1,207,617
OTHER INCOME (EXPENSE):
Dividend income	14,040	14,929
Interest income	4,259	8,263
Interest expense	(59,202)	(75,859)
Foreign exchange gain (loss), net	2,793	82,844
Net gain on sales of other investments	23,765	-
Other—net	34,870	89,881
Other income —net	20,525	120,058
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	1,530,683	1,327,675
INCOME TAX EXPENSE	657,051	512,174
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	69,422	27,598
NET INCOME	943,054	843,099
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(22,730)	(40,772)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	920,324	802,327

	Three Months Ended	Three Months Ended
	December 31, 2015	December 31, 2016
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,952,691	45,636,429
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	46,048,049	45,758,296
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	91,905,382	91,272,858
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	92,096,098	91,516,592
BASIC NET INCOME PER SHARE (JPY)	20.03	17.58
DILUTED NET INCOME PER SHARE (JPY)	19.99	17.53
BASIC NET INCOME PER ADS EQUIVALENT (JPY)	10.01	8.79
DILUTED NET INCOME PER ADS EQUIVALENT (JPY)	9.99	8.77

Quarterly Consolidated Statements of Comprehensive Income (Unaudited)
	Three Months Ended	Three Months Ended
	December 31, 2015	December 31, 2016
	Thousands of JPY	Thousands of JPY
NET INCOME	943,054	843,099
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Foreign currency translation adjustments	(95,236)	(45,068)
Unrealized holding gain (loss) on securities	90,452	469,974
Defined benefit pension plans	(415)	3,626
TOTAL COMPREHENSIVE INCOME	937,855	1,271,631
LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(22,730)	(40,772)
COMPREHENSIVE INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	915,125	1,230,859

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(Three Months ended December 31, 2015 and December 31, 2016)

	Three Months Ended	Three Months Ended
	December 31, 2015	December 31, 2016
	Thousands of JPY	Thousands of JPY
OPERATING ACTIVITIES:
Net income	943,054	843,099
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,493,478	2,722,545
Provision for retirement and pension costs, less payments	71,204	66,477
Provision for allowance for doubtful accounts	3,380	14,856
Gain on sales of property and equipment	(17,030)	(7,706)
Loss on disposal of property and equipment	5,493	18,825
Net gain on sales of other investments	(23,765)	-
Foreign exchange gain, net	(25,102)	(83,375)
Equity in net income of equity method investees, less dividends received	(69,422)	(27,598)
Deferred income tax expense	190,568	66,553
Other	2,337	(46,536)
Changes in operating assets and liabilities:
Increase in accounts receivable	(179,928)	(560,123)
Decrease (increase) in net investment in sales-type lease — noncurrent	(13,836)	101,218
Increase in inventories	(676,714)	(874,042)
Increase in prepaid expenses	(523,982)	(1,046,904)
Increase in other current and noncurrent assets	(1,012,756)	(2,849,833)
Increase (decrease) in accounts payable	187,324	(357,834)
Decrease in income taxes payable	(289,427)	(174,286)
Increase in accrued expenses	68,502	65,056
Increase in deferred income—current	191,119	92,031
Increase (decrease) in deferred income—noncurrent	(111,647)	178,857
Increase in other current and noncurrent liabilities	518,229	2,193,546
Net cash provided by operating activities	1,731,079	334,826
INVESTING ACTIVITIES:
Purchase of property and equipment	(3,132,977)	(2,581,985)
Proceeds from sales of property and equipment	603,115	1,009,711
Purchase of other investments	(26,704)	(29,113)
Investment in an equity method investee	-	(99,000)
Proceeds from sales of other investments	501,330	229,707
Payments of guarantee deposits	(4,070)	(2,699)
Refund of guarantee deposits	4,722	10,228
Payments for refundable insurance policies	(14,091)	(14,204)
Other	-	(15,000)
Net cash used in investing activities	(2,068,675)	(1,492,355)
	Three Months Ended	Three Months Ended
	December 31, 2015	December 31, 2016
	Thousands of JPY	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months and long-term borrowings	50,000	5,550,000
Repayments of short-term borrowings with initial maturities over three months	(50,000)	(50,000)
Principal payments under capital leases	(1,020,122)	(1,221,124)
Proceeds from issuance of subsidiary stock to noncontrolling interests	3,692	-
Payments for purchase of treasury stock	-	(982,107)
Dividends paid	(505,479)	(620,361)
Net cash used in financing activities	(1,521,909)	2,676,408

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(5,226)	79,517

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,864,731)	1,598,396
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	20,098,469	19,667,822
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	18,233,738	21,266,218

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the nine months ended December 31, 2016 (“3Q16”) in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the Nine Months ended December 31, 2016
[Under accounting principles generally accepted in the United States ("U.S. GAAP")]

February 8, 2017
Company name: Internet Initiative Japan Inc.
Exchange listed: Tokyo Stock Exchange First Section
Stock code number: 3774
URL: http://www.iij.ad.jp/
Representative: Eijiro Katsu, President and Representative Director
Contact: Akihisa Watai, Managing Director and CFO
TEL: (03) 5205-6500
Scheduled date for filing of quarterly report (Shihanki -houkokusho) to Japan’s regulatory organization: February 14, 2017
Scheduled date for dividend payment: -
Supplemental material on annual results: Yes
Presentation on quarterly report: Yes (for institutional investors and analysts)

(Amounts of less than JPY one million are rounded)

1. Consolidated Financial Results for the Nine Months ended December 31, 2016
(April 1, 2016 to December 31, 2016)

(1) Consolidated Results of Operations					(% shown is YoY change)
	Total revenues		Operating income		Income before income tax expense		Net income attributable to IIJ
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%
Nine Months Ended December 31, 2016	113,602	14.3	3,155	(22.5)	3,433	(17.8)	1,910	(25.8)
Nine Months Ended December 31, 2015	99,382	13.1	4,073	7.6	4,178	7.4	2,573	11.2

(Note1)	Total comprehensive income attributable to IIJ
For the nine months ended December 31, 2016: JP2,387 million (down 0.9% YoY)
For the nine months ended December 31, 2015: JPY2,408 million (up 3.7% YoY)
(Note2)	Income before income tax expense represents income from operations before income tax expense and equity in net income in equity method investees, respectively, in IIJ's consolidated financial statements.

	Basic net income attributable to IIJ per share	Diluted net income attributable to IIJ per share
	JPY	JPY
Nine Months Ended December 31, 2016	41.67	41.56
Nine Months Ended December 31, 2015	55.99	55.88

(2) Consolidated Financial Position
	Total assets	Total equity	Total IIJ shareholders' equity	Total IIJ shareholders' equity to total assets
	JPY millions	JPY millions	JPY millions	%
As of December 31, 2016	130,915	65,766	65,167	49.8
As of March 31, 2016	117,835	65,344	64,845	55.0

2. Dividends

	Dividend per Shares
	1Q-end	2Q-end	3Q-end	Year-end	Total
	JPY	JPY	JPY	JPY	JPY
Fiscal Year Ended March 31, 2016	-	11.00	-	11.00	22.00
Fiscal Year Ended March 31, 2017	-	13.50	-
Fiscal Year Ending March 31, 2017 (forecast)				13.50	27.00

(Note) Change from the latest released dividend forecasts: No.

3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2017

(April 1, 2016 through March 31, 2017)									(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense (Benefit)		Net Income attributable to IIJ		Basic Net Income attributable to IIJ per Share
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%	JPY
Fiscal Year Ending March 31, 2017	158,000	12.3	5,000	(18.6)	5,100	(17.7)	3,000	(25.7)	65.71

(Note1) Changes from the latest forecasts released: No

* Notes

(1)	Changes in significant subsidiaries for the nine months ended December 31, 2016
(Changes in significant subsidiaries for the nine months ended December 31, 2016 which resulted in changes in scope of consolidation): None

(2)	Application of simplified or exceptional accounting: No

(3)	Changes in significant accounting and reporting policies for the consolidated financial statements
1) Changes due to the revision of accounting standards: No
2) Others: No

(4)	Number of shares outstanding (shares of common stock)
1) The number of shares outstanding (inclusive of treasury stock):
As of December 31, 2016: 46,711,400 shares
As of March 31, 2016: 46,711,400 shares
2) The number of treasury stock:
As of December 31, 2016: 1,360,809 shares
As of March 31, 2016: 758,709 shares
3) The weighted average number of shares outstanding:
For the nine months ended December 31, 2016: 45,846,887 shares
For the nine months ended December 31, 2015: 45,949,250 shares

(5)	Regarding the basic net income attributable to IIJ per share and the repurchase of own shares:
The basic net income attributable to IIJ per share for the fiscal year ending March 31, 2017 disclosed in this document was calculated by taking the repurchase of own shares into consideration. (Period of repurchase: from November 7, 2016 to January 31, 2017, total number of shares repurchased: 892,200 shares, total amount repurchased: JPY1,499,933 thousand.)